EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,
(in thousands)	2006	2005
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$152,807	$130,096
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	14,289	9,375

Earnings as defined	$167,096	$139,471

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$12,153	$7,372
Interest capitalized
Portion of rental expense representative of the interest factor	2,136	2,003
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$14,309	$9,395

RATIO OF EARNINGS TO FIXED CHARGES	11.68	14.85